Mail Stop 6010

		October 12, 2005



Via U.S. Mail and Facsimile 281.599.0165

Mr. Henry Houston
Chief Financial Officer
Remote Knowledge, Inc.
3657 Briarpark, Suite 100
Houston, Texas 77042

	Re:	Remote Knowledge, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Forms 10-QSB for the Quarterly Periods Ended March 31, and
		  June 30, 2005
		File No. 333-106247


Dear Mr. Houston:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures, page 21

1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that "as of the Evaluation Date, the Company`s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by individuals within those entities, particularly during the period in which this annual report was being prepared." The language that is currently included after the word "effective" in your disclosure does not appear to be consistent with the meaning of disclosure controls and procedures as established by Rule 13a-15(e) of the Exchange Act.
As such, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that if you wish to include the definition of disclosure controls and procedures following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.


2. We note your disclosure that there were "no significant changes in the Company`s internal controls or in other factors that could significantly affect the Company`s disclosure controls and procedures subsequent to the Evaluation Date." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-B which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.




Financial Statements

Statements of Cash Flows, page 7


3. Please reconcile the descriptions and amounts for the non-cash transactions presented in this table with your statements of shareholders` equity and the notes to your financial statements.


Note 2. Significant Accounting Policies, page 9


4. Please tell us and disclose in future filings how your revenue recognition policy considers the revenue recognition criteria of SAB
Topic 13.A and how you specifically apply those criteria to your revenue transactions. Please also tell us and disclose in future filings when you deem title and risk of loss to transfer to the customer and when the earnings process is complete.


Note 5. Related Party Transactions, page 14


5. Please tell us how you are accounting for the notes issued in January and April 2003 and the related amounts payable in lieu of interest and why. Cite the accounting literature upon which you relied.


Note 7.  Shareholders` Equity, page 17


6. Please tell us how you accounted for and valued the warrants issued in 2004 for the release of the redemption provisions on the Series A preferred stock and why.





7. In conjunction with your issuance of Series B preferred stock and seven year warrants to purchase shares of common stock, please tell us how you accounted for and valued the warrants and beneficial conversion feature and why. Please similarly discuss your accounting and valuation for issuances in fiscal 2005.


Exhibits 31.1 and 31.2


8. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part
III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief, at 202.551.3327.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant
Mr. Henry Houston
Remote Knowledge, Inc.
October 12, 2005
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